1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

November 30, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D. C. 20549

Re:	BPV Family of Funds (“Trust”) (File Nos. 333-175770 and 811-22588), on behalf of the BPV High Quality Short Duration Income Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

We are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Mr. James O’Connor of the Division of Investment Management, in response to comments received from Mr. O’Connor on October 29, 2015 in connection with the review of Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A, filed electronically on September 14, 2015 (the “Registration Statement”). Set forth below are Mr. O’Connor’s comments and the Trust’s responses thereto.

Comment 1:
Please confirm that the Expense Limitation Agreement between the Trust and BPV Capital Management, LLC (the “Adviser”) with respect to the Fund will remain in place for at least one year from the effective date of the Registration Statement.

Trust Response: The Trust confirms that the Fund’s Expense Limitation Agreement will remain in place for at least one year from the effective date of the Registration Statement (i.e., at least until January 1, 2017).

Comment 2:	Please confirm that under normal circumstances the Fund will have a dollar-weighted average of no more than three years.

Trust Response: As noted in the Prospectus, the Fund expects to maintain an average duration of approximately two years and the Trust confirms that under normal circumstances the Fund will have a dollar-weighted average of no more than three years.

Comment 3:	Duration is a measure of interest rate risk. Please tie the Fund’s duration policy into the interest rate risk disclosure. Please provide an example in the Item 9 disclosure of the impact of a change in rates on the fund based on its portfolio duration.

Trust Response: The Trust has added the following statement after the second sentence in the first paragraph following the “Principal Investment Strategy” heading on page 2 of the Prospectus: “The duration of the debt securities in which the Fund invests will directly impact the level of interest rate risk experienced by the Fund. For more information, please see the description of interest rate risk and duration risk below.”

In addition, the Trust has re-titled “Maturity Risk” as “Duration Risk” on page 4 of the Prospectus and has revised the disclosure to read as follows: “Duration risk is the risk that longer-duration debt securities will be more volatile and more likely to decline in price in a rising interest rate environment than shorter-duration debt securities. For example, if market interest rates increase by 1%, the price of a bond with a duration of two years will decrease by about 2% while the price of a bond with a duration of five years will decrease by about 5%.”

Comment 4:	We believe that “high quality” means more than just “investment grade.” Please explain why all investment grade securities should be considered to be “high-quality” and why it is appropriate for the Fund to invest in non-investment grade securities given the Fund’s name.

Trust Response: The Trust has considered the staff’s comments and has determined to revise the description of the Fund’s principal investment strategy to better reflect the types of securities in which the Fund will principally invest. Accordingly, the last sentence of the first paragraph under the “Principal Investment Strategy” heading on page 2 of the Prospectus has been revised to read as follows (revised language underlined): “Under normal circumstances, the Fund expects to invest at least 80% of its net assets, including the amount of any borrowings for investments purposes, in high quality debt securities. The Fund considers high quality debt securities to be those that are (i) rated AAA or Aaa by a nationally recognized statistical rating organization or, if unrated, considered to be of comparable quality by the Adviser; or (ii) issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises, including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans or other mortgage-related securities.”

Given the Fund’s name, the Fund is required to, and (as described above) will, invest at least 80% of its net assets in high quality securities; however, the other 20% of the Fund’s net assets may be invested in securities that are not high quality, including non-investment grade securities.

Comment 5:	On page 2 of the Prospectus, please add disclosure to the last sentence of the first paragraph confirming that the Fund expects to invest at least 80% of its assets, including the amount of any borrowings for investments purposes, in the types of securities listed.

Trust Response: The Trust has updated the disclosure in the last sentence of the first paragraph on page 2 of the Prospectus to read as follows (additional language underlined): “Under normal circumstances, the Fund expects to invest at least 80% of its net assets, including the amount of any borrowings for investments purposes, in . . . ”

Comment 6:	Previous disclosure indicates the Fund will use a value style, please consider disclosing the risks associated with this specific style.

Trust Response: The Trust has added the following risk disclosure to the discussion of the Fund’s principal risks:

“Value Style Risk. The Fund will invest in securities that the Adviser believes are undervalued or mispriced as a result of recent economic events, such as market dislocations, an inability of other investors to evaluate risk and forced selling. If the Adviser’s perception of the value of a security is incorrect, the Fund may decrease in value.”

Comment 7:	Because the investment strategy is to also invest in variable rate debt, please disclose the risks of such securities.

Trust Response: The Trust has added the following to the disclosure following the “Interest Rate Risk” caption in the discussion of the Fund’s principal risks: “Generally, the market price of debt securities with longer durations or fixed rates of return will fluctuate more in response to changes in interest rates than the market price of shorter-term securities or variable rate debt securities, respectively.”

In addition, the Trust has added the following risk disclosure to the discussion of the Fund’s principal risks:

“Variable Rate Risks. Variable rate securities provide for a periodic adjustment in the interest rate paid on the securities. The rate adjustment intervals may be regular and range from daily up to annually, or may be based on an event, such as a change in the prime rate. Variable rate securities may be subject to greater liquidity risk than other debt securities, meaning that there may be limitations on the Fund’s ability to sell the securities at any given time. Such securities also may lose value.”

Comment 8:	Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets. The Investment Company Act of 1940, as amended (the “1940 Act”) does not define an illiquid asset, but the staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued it. Please disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities.

Trust Response: The Trust confirms that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of the Fund’s net assets. The Board will monitor and determine the Fund’s continuing compliance with the 15% limit by obtaining quarterly certifications from the Adviser that the Fund has at all times during the quarter been in compliance with its Fundamental and Non-Fundamental Investment Restrictions, one of which is that the Fund may not invest more than 15% of its net assets in illiquid securities.

Comment 9:	Please define the term “sector.”

Trust Response: The Trust defines a “sector” as a grouping of companies by concept that is more broad than grouping by industry or group of industries (e.g., financial services sector instead of banking or insurance industries). The Trust has added the following statement to the end of the disclosure following the “Sector/Industry” caption on page 4 of the Prospectus: “The Fund defines a “sector” as a grouping of companies by concept that is more broad than grouping by industry or group of industries (e.g., financial services sector instead of banking or insurance industries).”

Comment 10:	Please disclose specifically whether the Fund anticipates a high rate of turnover and disclose any target rate and the estimated rate.

Trust Response: The Fund expects to have a high rate of turnover. While there is no target portfolio turnover rate, the Adviser expects that the turnover rate will be approximately 100%. The Trust has revised the disclosure following the “Risks Related to Portfolio Turnover” caption to read as follows (additional language underlined): “As a result of its trading strategy, the Fund may sell portfolio securities without regard to the length of time they have been held and expects to have a higher portfolio turnover rate than other registered investment companies. The Fund expects that its turnover rate will be approximately 100%. Since portfolio turnover may involve paying brokerage commissions and other transaction costs, higher turnover generally results in additional Fund expenses. High rates of portfolio turnover may lower the performance of the Fund due to these increased costs and may also result in the realization of short-term capital gains. If the Fund realizes capital gains when portfolio investments are sold, the Fund must generally distribute those gains to shareholders, increasing the Fund’s taxable distributions. High rates of portfolio turnover in a given year would likely result in short-term capital gains that are taxed to shareholders at ordinary income tax rates. See “Federal Income Taxes”.”

Comment 11:
If applicable, include a statement explaining that updated performance information is available and providing a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2)(i) of Form N-1A.

Trust Response: The Trust has added the following statement at the end of the paragraph under the “Performance Information” heading on page 5 of the Prospectus: “Updated performance information for the Fund may be obtained by visiting the Fund’s website at www.bpvfunds.com or by calling the Fund at 855-784-2399.”

Comment 12:	Please provide the additional information about the members of the management team. See Item 5(b)(2) of Form N-1A.

Trust Response: The additional information about the members of management team required by Item 5(b)(2) (i.e., name, title, and length of services with the Adviser) has been provided under the “Portfolio Managers” heading on Page 8 of the Prospectus.

Comment13:
Most CLOs rely on Section 3(c)(7) of the ICA to avoid registration as investment companies under the 1940 Act. Does the Fund intend to invest in CLO residual interests or tranches that may be considered equity interests? If so, because the CLO’s fees and expenses are paid before the equity holders are paid, these fees must appear in “Acquired Fund Fees and Expenses.” If any such expenses are not expected to exceed one basis point of average net assets, please confirm that they will be included in “Other Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Trust Response: The Fund does not intend to invest in CLO residual interests or tranches that may be considered equity interests.

Comment 14:
Please disclose whether there is a limit, and if so what it is, on the Fund’s ability to invest in companies that rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, including specifically CLOs.

Trust Response: The Fund does not intend to invest in companies that rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, including CLOs. Nevertheless, there is no formal limit other than any applicable liquidity limits or other limits in the 1940 Act or the rules thereunder.

Comment 15:
The staff has provided a number of observations concerning derivatives disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. With respect to derivatives risk disclosure, the letter states: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.” Specifically, please confirm that the derivatives risk disclosure in the Prospectus covers all of the derivatives that will be used by the Fund as part of its principal investment strategies.

Trust Response: The Trust confirms that the Derivative Risk disclosure beginning on page 6 of the Prospectus covers all of the derivatives that will be used by the Fund as part of its principal investment strategies.

Comment 16:
Please add disclosure about how the Fund will avoid creating senior securities when it enters into reverse repurchase agreements. Please note that if a reverse repurchase agreement lacks a specified repurchase price, the Fund must segregate liquid assets equal to the proceeds received on any sale subject to repurchase plus any accrued interest. If a reverse repurchase agreement has a specified repurchase price, the Fund must segregate liquid assets equal to the repurchase price. See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by, e.g., Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996), and Robertson Stephens Investment Trust (pub. avail. Aug. 24, 1995). (See also Guide 9 to Form N-1A.)

Trust Response: The Trust has added the following disclosure to the second bullet point discussing certain issues related to the Fund’s non-fundamental restrictions on page 20 of the SAI: “To ensure the Fund’s reverse repurchase agreements do not create the equivalent of prohibited senior securities, the Fund will establish and maintain with its custodian a segregated account containing liquid assets equal to the repurchase price specified in each reverse repurchase agreement to which the Fund is a party.”

Comment 17:
Please confirm that with respect to dollar rolls, and any other securities that involve leveraging, the Funds’ segregation policies conform to the requirements of Investment Company Act Release 10666 (April 18,1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (pub. avail. June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (pub. avail. July 2, 1996).

Trust Response: The Trust confirms that with respect to dollar rolls, and any other securities that involve leveraging, the Fund’s segregation policies conform to the requirements of Investment Company Act Release 10666, as modified by subsequent staff guidance.

Comment 18:
The exclusion from Regulation 4.5 previously allowed registered investment companies to engage in unlimited transactions involving futures contracts. However, under amended Regulation 4.5, the investment adviser of a registered investment company may claim exclusion from registration as a commodity pool operator only if the registered investment company that it advises uses futures contracts solely for “bona fide hedging purposes” or limits its use of futures contracts for non-bona fide hedging purposes such that (i) the aggregate initial margin and premiums required to establish non-bona fide hedging positions with respect to futures contracts do not exceed 5% of the liquidation value of the registered investment company’s portfolio, or (ii) the aggregate notional value of the non-bona fide hedging positions do not exceed 100% of the liquidation value of the registered investment company’s portfolio (taking into account unrealized profits and unrealized losses on any such positions). (See Section 4.5(c)(2)(iii)(A) and (B).) Because the Fund may invest in futures contracts as part of its principal investment strategy, please explain the limits on the Fund’s strategy based on its claim of exclusion from the definition of “commodity pool operator” pursuant to Regulation 4.5 under the CEA. Please also disclose the following specific risks of the Fund’s exceeding either of the two above thresholds: (i) the Fund will no longer qualify for the exclusion from the definition of CPO and its investment adviser will need to register as a CPO under the CEA; (ii) the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and CPOs; (iii) the Fund’s investment adviser, as a CPO, would also be required to become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws; and (iv) compliance with these additional registration and regulatory requirements would increase the Fund’s operating expenses, which, in turn, could result in the Fund’s investors being charged additional fees.

Trust Response: The Trust has revised the disclosure following the “Additional Information Regarding CFTC Regulation” caption in the Fund’s prospectus to read as follows (additional language underlined):

To the extent the Fund makes investments regulated by the Commodity Futures Trading Commission (the “CFTC”), the Fund intends to do so in accordance with Rule 4.5 under the Commodity Exchange Act, as amended (“CEA”). The Trust, on behalf of the Fund, intends to file a notice of eligibility with the National Futures Association (“NFA”) for exclusion from the definition of the term “commodity pool operator” (“CPO”) in accordance with Rule 4.5 and therefore, neither the Fund nor the Adviser (with respect to the Fund) will be subject to registration or regulation as a CPO under the CEA.

With respect to investments in swap transactions, commodity futures, commodity options or certain other commodity interests used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order for its investment adviser to claim an exclusion from being considered a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets.

If the Fund is unable to qualify for exclusion under Rule 4.5, it may be required to modify its investment strategies or the Adviser may need to register as a CPO. In that event, the Fund’s operations and disclosures would need to comply with all regulations application to commodity pools and CPOs, and the Adviser would be required to become a member of the NFA and be subject to the NFA’s rules and bylaws. These additional registration and regulatory requirements would cause the Fund to incur additional compliance and other expenses, which in turn, could result in the Fund’s investors being charged additional fees.

Comment 19:	Please describe how the Fund complies with Rule 22c-2 under the Investment Company Act of 1940.

Trust Response: The Board of Trustees of the Trust has made a determination in compliance with Rule 22c-2(a)(1)(ii) of the 1940 Act that the imposition of a redemption fee is not necessary or appropriate for the Fund.

Comment 20:
We noted the disclosure on page 14 of the Prospectus that “The Fund’s ability to monitor trading practices by investors purchasing shares through omnibus accounts may be limited and dependent upon the cooperation of the financial intermediary in taking steps to limit this type of activity.” Please explain how this disclosure is consistent with the “shareholder information agreements” that funds are required to enter into with their financial intermediaries pursuant to Rule 22c-2(a)(2) under the 1940 Act.

Trust Response: While the Trust has entered into shareholder information agreements to the extent required by Rule 22c-2(a)(2), this disclosure is intended to acknowledge that, notwithstanding the existence of these agreements, the financial intermediaries still must take affirmative steps to limit these types of activities and to disclose that the Trust does not have the ability to control the actions of the financial intermediaries (again, notwithstanding the fact that the financial intermediaries are contractually obligated to take these actions.).

Comment 21:
Please confirm that, to the extent that the Fund invests in derivatives such as credit default swaps, options, futures contracts, swaps and forward foreign current exchange contracts, which may create senior securities, the Fund will segregate assets on its books in sufficient amounts to avoid senior security treatment in accordance with guidance issued by the staff (i.e., Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996)).

Trust Response: The Trust confirms that, to the extent that the Fund invests in derivatives such as credit default swaps, options, futures contracts, swaps and forward foreign current exchange contracts, which may create senior securities, the Fund will segregate assets on its books in accordance with guidance issued by the staff in sufficient amounts to avoid senior security treatment.

Comment 23:
Please disclose whether and if so the extent to which the fund will invest in the equity tranches of CDOs and CLOs. Please describe the risks that will be created by such investments particularly by the high leverage of such structured instruments.

Trust Response: The Fund does not intend to invest in the equity tranches of CDOs or CLOs.

Comment 24:	Please confirm that the interest expenses associated with short sales will be included in “Other Expenses” in the Fee Table.

Trust Response: The Trust confirms that interest expenses associated with short sales will be included in “Other Expenses” in the Fee Table.

Comment 25:
Please consider adding disclosure explaining that the staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued it.

Trust Response: The Trust has replaced the disclosure in the paragraph captioned “Illiquid Investments” on page 18 of the SAI with the following (additional language underlined): “The Fund may invest up to 15% of the value of its net assets in securities that are illiquid securities, provided such investments are consistent with the Fund’s investment objectives. Illiquid securities are securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, certain options traded in the over-the-counter market and securities used to cover such options. In accordance with SEC staff guidance, the Fund generally considers an “illiquid asset” to be any asset that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued by the Fund. Investment in illiquid securities subjects the Fund to the risk that it will not be able to sell such securities when it is opportune to do so.”

Comment 26:
With respect to the Fund’s investments in repurchase agreements, please clarify whether: (1) the repurchase agreements will be fully collateralized in conformity with Rule 5b-3 under the 1940 Act and (2) the Adviser monitors the value of the collateral to ensure that its value always equals or exceeds the repurchase price and also monitors the financial condition of the seller of the repurchase agreement.

Trust Response: The Trust confirms that, to the extent that the Fund invests in repurchase agreements, (1) such repurchase agreements will be fully collateralized in conformity with Rule 5b-3 under the 1940 Act and (2) that the Adviser continually monitors (a) the value of the collateral to ensure that its value equals or exceeds the repurchase price and (b) the financial condition of the seller of the repurchase agreement.

Comment 27:	Please disclose the Fund’s policy with respect to the concentration of investments, as required by Section 8(b)(1) of the Investment Company Act and Instruction 4 to Item 9(b)(1) of Form N-1A.

Trust Response: The Fund’s 8th Fundamental Restriction on page 19 of the SAI states the Fund’s policy with respect to the concentration of investments, which is as follows: “the Fund will limit the aggregate value of holdings of a single industry or group of industries to a maximum of 25% of the Fund’s total assets. For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) and investments in other registered investment companies are not considered to be issued by members of any industry; provided, however, that if the Fund invests in investment companies that concentrate their investments in a particular industry in a manner reasonably ascertainable by the Fund, the Fund will consider such investment to be issued by a member of the industry in which the other investment company invests.”

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner